Vessel Health

get a full picture of your health

Team

ENGINEERING



Susanne Fortunato

full time



MEDICAL



Quinn Wang, MD

part time



GROWTH



Gabrielle Pedriani

part time



Patient Problem:
Hard to Answer Simple Questions

When was my last <u>tetanus shot</u>?

Am I due for a <u>pap smear</u>?

Is my <u>blood pressure</u> normally this low?

Did all that <u>exercise</u> make me healthier?

How much did it cost when I had <u>strep</u>?

Am I being <u>screened for everything</u> I should be?

Research Problem:
Flawed Data = Flawed Conclusions

Clinical & claims data rarely connected

No way to know if patients took prescribed meds

3-5% of patient IDs are corrupted

25+% missing medication data

30+% missing lab data

No additional wellness data

Can't tell when data is incorrect or incomplete

The Solution



Include patients in data aggregation to create true longitudinal records


Dashboard

Conditions

Medications

Vital Signs

Results ∨

Cardiac

Metabolic

Hormonal

Blood Counts

Sexual Health

Add'l Screenings

Imaging

All Results

CHOLESTEROL TEST RESULTS

Adults at average risk of developing coronary artery disease should have their cholesterol checked **every five years**, beginning at age 18. More-frequent testing might be needed if your initial test results were abnormal or if you already have coronary artery disease, you're taking cholesterol-lowering medications, or you're at higher risk of coronary artery disease.

Show 10 ⬍ entries

Search:

Date ⬍	LDL ⬍	HDL ⬍	Triglycerides ⬍	Total Cholesterol ⬍	Ratio ⬍
2015/10/03	77	86	64	177	
2019/09/13	110 `high`	89	77	203 `high`	

Higher levels of LDL raise your risk of heart disease

Showing 1 to 2 of 2 entries

‹ **1** ›

OTHER CARDIAC BLOOD TESTS

Substances in your blood can help your doctor determine if you have heart failure or are at risk of developing plaque deposits in your arteries (atherosclerosis). It's important to remember that one blood test alone doesn't determine your risk of heart disease. The most important risk factors for heart disease are smoking, high blood pressure, high cholesterol and diabetes.

Patient Registry Data Market

898M in 2018
2.5B in 2027
12% CAGR

Data Sales

License

One time data delivery

500k ARR avg deal size

DaaS

Annual contracts, quarterly fee

Quarterly data refresh

Market Standards:
Data is packaged by disease area
Number of patients varies by disease
Preference for clinical & claims data
Structured data only (labs, meds, claims)
Low tech delivery platform

Data Product Competition

	Vessel Health	Iqvia	Optum	GNS	OM1	OneRecord	Backpack Health
Clinical Records	☑	☑	☑	☐	☑	☑	☑
True Longitudinal Record	☑					☑	☑
Unique Patient IDs	☑					☑	☑
Can Communicate with Patient	☑					☑	☑
Claims Data	☐	☑	☑	☑	☑		
Linked Clinical & Claims	☐	☐	☐		☑		
Wellness Data (fitness, food)	☐						
Medication Adherence	☐						
Symptom Tracking	☐				PROs		
Genomic Data	☐	☐	☐	☐	☐		

User Product Competition

	Vessel Health	Apple HealthKit	OneRecord	Backpack	PicnicHealth
Big Picture View (data mapping)	☑				
Data Integration	☑	☑	☑	manual for user	manual for company
High Coverage w/o FHIR legislation change?	☑				
Epic	☑	☑	☑		
Cerner, Allscripts	☑	☑			
Others	☑				
Auth Cycle	1 time	every 2 days	every 2 days		1 time
Wellness Data	☑	☑			
Free for User	☑	☑	☑	☑	
web based	☑	iPhone only	☑	☑	☑



WE'VE GOT DATA

300+ HEALTHCARE ORGS INTEGRATED IN <6 MONTHS



















Go To Market

Partner with Disease Advocacy Group

- Offer them a low cost patient registry (encourages research)
- Free marketing & MVP revenue model
- Grow user base while developing sellable patient cohort
- Make $ while scaling users & data

Criteria for Disease Area

- Highly motivated
- Robust online community
- Small population / Rare
- Drugs in Clinical Trial pipelines

Example Disease Areas

- Hidradenitis Suppurativa
- Nephrotic Syndrome
- Guillain-Barre Syndrome
- Migraines

Next 6 Months

USER GROWTH

Partner with a Disease Advocacy Group

Continue 30-40% MOM growth

PRODUCT

90% coverage of US health systems

Add Risk Profiling

New data sources: insurance, fitness/nutrition

BUSINESS DEV

Develop relationships with 3+ disease advocacy groups

First Data Sale MVP or LOI

Appendix

Integration & Data Details

Log In To Vessel

Find Your Doctor*

Log Into Patient Portal**

Data Automatically Pulls

*From list of already connected orgs – or request a new integration

**Don't have a patient portal? We help.

Data We Receive:

- Encounters, Providers
- Medications
- Lab Results
- Imaging Narratives
- Allergies
- Immunizations
- Vital Signs

Data Mapping

Vessel Health



cholesterol ratio

Other Patient Products

Encounter Date Provider
Medications:
   Started multivitamin, started Lipitor
Results:
   Hemoglobin, Hematocrit, LDL, HDL, Total Cholesterol

Encounter Date Provider
Medications:
   stopped multivitamin, continued Lipitor
Results:
   Hemoglobin, Hematocrit, LDL, HDL, Total Cholesterol